Exhibit 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Almonty Industries Inc. (the “Company” or “Almonty”)

100 King Street West, Suite 5700
Toronto, Ontario M5X 1C7

2.	Date of Material Change

June 9, 2026

3.	News Release

On June 9, 2026, a news release was disseminated through Business Wire and subsequently filed on the System for Electronic Data Analysis and Retrieval + (SEDAR+).

4.	Summary of Material Change

On June 9, 2026, the Company announced the closing of its previously announced offering of US$700,000,000 aggregate principal amount of 2.25% convertible senior notes due 2031 (the “Notes”), including the exercise in full by the initial purchasers of their option to purchase an additional US$100,000,000 aggregate principal amount of Notes.

5.1	Full Description of Material Change

On June 9, 2026, Almonty announced the closing of its previously announced offering of Notes. The Notes were offered in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The net proceeds of the offering were approximately US$772.7 million, after deducting the initial purchasers’ discounts, commissions and Almonty’s offering expenses.

The Notes are senior, unsecured obligations of Almonty and will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2027. The Notes will mature on July 1, 2031, unless earlier repurchased, redeemed or converted. Before April 1, 2031, noteholders will have the right to convert their Notes only upon the occurrence of certain events. From and after April 1, 2031, noteholders may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Almonty will settle conversions by delivering common shares, or may choose to pay or deliver, as applicable, either cash or a combination of cash and common shares, at Almonty’s election. The initial conversion rate is 36.4950 common shares per US$1,000 principal amount of Notes, which represents an initial conversion price of approximately US$27.40 per common share. The initial conversion price represents a premium of approximately 32.5% over the last reported sale price of US$20.68 per common share on June 4, 2026. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at Almonty’s option at any time, and from time to time, on or after July 1, 2029 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per common share exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. In addition, the Notes will be redeemable, in whole and not in part, at Almonty’s option at any time in connection with certain changes in tax law. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If a “fundamental change” (as defined in the indenture for the Notes) occurs, then, subject to a limited exception, Almonty will be required to offer to each noteholder to repurchase its Notes for cash. The repurchase price will be equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

In connection with the pricing of the Notes, Almonty entered into privately negotiated capped call transactions with one or more of the initial purchasers of the Notes and/or their affiliates or other financial institutions. The capped call transactions will initially cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of common shares initially underlying the Notes. The cap price of the capped call transactions will initially be US$41.36 per share, which represents a premium of 100% over the last reported sale price of Almonty’s common shares of US$20.68 per share on June 4, 2026, and is subject to certain adjustments under the terms of the capped call transactions.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, is knowledgeable about the details of the material change and may be reached at (647)-438-9766.

9.	Date of Report

June 12, 2025.